

As filed with the Securities and Exchange Commission on March 25, 2011
File No. 24-10058

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

POST-QUALIFICATION AMENDMENT NO. 10
TO THE
FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

DELHI BANK CORP.
(Exact name of issuer as specified in its charter)

New York
(State or other jurisdiction of incorporation or organization)

124 Main Street
Delhi, New York 13753
(607) 746-0700
(Address, including zip code, and telephone number,
including area code of issuer's principal executive offices)

Mr. Robert W. Armstrong
President and Chief Executive Officer
Delhi Bank Corp.
124 Main Street
Delhi, New York 13753
(607) 746-0700
(Name, address, including zip code, and
telephone number, including area code, of agent for service)

With Copies to:
Christina M. Gattuso, Esq.
Kilpatrick Townsend & Stockton LLP
607 14th Street, NW, Suite 900
Washington, DC 20005
(202) 508-5800

6712
(Primary Standard Industrial
Classification Code Number)

14-1777653
(I.R.S. Employer
Identification Number)

This offering statement shall only be qualified upon order of the Securities and Exchange Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Delhi, State of New York, on March 25, 2011.

DELHI BANK CORP.

By: 
Robert W. Armstrong
Director, President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
 Robert W. Armstrong	Director, President and Chief Executive Officer	March 25, 2011
 Peter V. Gioffe	Treasurer	March 25, 2011
 Timothy C. Townsend	Chairman of the Board	March 25, 2011
 Raymond Christensen	Director	March 25, 2011
 Andrew F. Davis III	Director	March 25, 2011
 Michael E. Finberg	Director	March 25, 2011
 Bruce J. McKeegan	Director	March 25, 2011
 Ann S. Morris	Director	March 25, 2011
 Paul J. Roach	Director	March 25, 2011